

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2016

Mark Elliott
Chief Executive Officer
Boxlight Corporation
1045 Progress Circle
Lawrenceville, Georgia 30043

> **Re:** **Boxlight Corporation**
> **Amendment Nos. 13 and 14 to Registration Statement on Form S-1**
> **Filed December 28, 2015 and January 4, 2016**
> **File No. 333-204811**

Dear Mr. Elliott:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note disclosure that you are in the process of securing a loan to fund certain of the acquisitions described in your prospectus. Please revise your disclosure to update the status of your negotiations with lenders. If you do not have a financing agreement signed by the parties, please disclose this fact. In addition, substantially revise your disclosure to discuss the business that will exist at closing, rather than the business that you hope to build through the anticipated acquisitions or otherwise. If you have reached an agreement with a lender, please describe the terms of the agreement and file it as an exhibit to your registration statement.

Fee Table

2. The fee table does not appear to reconcile to the share numbers on the prospectus cover page. Specifically, the cover page appears to offer 333,333 common shares, in addition to 50,000 shares as an overallotment. The aggregate offering price of these securities, based upon the high end of the price range listed, exceeds the amount set forth in the fee table. Please revise or advise.

3. Please clarify whether the offering includes the common shares underlying the underwriter's warrant. The warrant appears in the fee table but is not disclosed on the prospectus cover page.

Prospectus Cover Page

4. We note your revised disclosure on the cover page states that K Laser may purchase from you up to $1 million of shares in this offering. We also note that K Laser will receive a cash payment of $1 million in exchange for its equity holdings of ETL within thirty days of the closing of the offering. Please tell us whether your transactions with K Laser should be considered a share exchange with a related party. If K Laser will not participate in the offering, please revise the prospectus accordingly.

Executive Compensation, page 63

5. Please update this section to include executive compensation disclosure for the most-recently completed fiscal year. Refer to Item 402 of Regulation S-K.

Exhibits

6. Please provide an updated legality opinion as of the most recent practicable date.

You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at 202-551-3314 or me at 202-551-3412 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery